Press Release SR #14-06

November 1, 2006

Sutcliffe Resources Ltd. (SR – TSX.V) is pleased to announce the appointment of Dr. John Tichotsky to its board of directors and Alan Tenenbaum as an investment consultant for the Company’s recently acquired mineral projects in Russia. Both of these individuals have extensive experience living and working in Russia and will be valuable additions to Sutcliffe’s team as the Company moves forward on its gold projects in the Chukotka and Irkutsk regions.

Dr. Tichotsky, a consulting economist, has worked in Russia since 1988 and is currently an international policy advisor to Roman Abramovich, the Governor of Chukotka. He wrote his Master’s thesis on “Gold and Tin Mining in the Russian Northeast” and his PhD on Russian diamond mining, “The Republic of Sakha: Russia’s Diamond Colony” which has been published in both English and Russian. Previously, Dr. Tichotsky has been a senior analyst in the area of international public finance and has also worked extensively within the academic community.

Alan Tenenbaum, a graduate of Dalhousie University, was a development specialist at the University of Alaska’s Institute of Social and Economic Research. He has also spent several years working in the Chukotka district implementing a multi-million dollar economic development program sponsored by the US Agency for International Development.

On behalf of the board of directors,

“Laurence Stephenson”

Laurence Stephenson, P.Eng, MBA
President

For further information, please visit our website www.sutclifferesources.com.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.

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